Hartford Life Insurance Company One Hartford Plaza Hartford, CT 06155 AMENDATORY RIDER	[LOGO]

Annuity Commencement Date Deferral Option
This Amendatory Rider (“Rider”) provides an option to defer your Annuity Commencement Date (“ACD”) subject to limitations outlined below. Capitalized terms have the meanings set forth in your Contract. “We”, “us” and “our” mean Hartford Life Insurance Company or Hartford Life and Annuity Insurance Company. “You” and “your” mean the Contract Owner.
We will notify you as you approach your ACD of the options available to you at your ACD. If one of the options available at that time is the ACD Deferral Option you may elect this option. If you elect this option send the properly completed form during the election period to our Administrative Offices. The election period begins when we send you this Rider and ends on your ACD. If you elect the Option the effective date of the Rider, (“Rider Effective Date)” will be your ACD. This option may only be elected once.
If you elect this option, then, on the Rider Effective Date the following Contract changes will occur:

a)
The death benefit described in your contract and any optional death benefit rider(s) will terminate. The new death benefit will be the Contract Value. We will calculate this value on the date of receipt of Due Proof of Death at our Administrative Offices. All charges for optional death benefits will also terminate.

b)	Optional living benefit riders will terminate, including:
•any guaranteed withdrawal or income benefits
•any guaranteed death benefits or death benefit settlement options, and
•any annuitization options under such riders.
When the optional living benefit rider terminates, your contract will be subject to the contract minimum rules. The charge for that rider will terminate.

c)	This Rider supersedes any conflicting provisions of your Contract or any optional rider.

d)	We will defer the ACD to the Annuitant’s 100th birthday (“Deferred ACD”).

e)	For Qualified Contracts, the default annuity option is Life Annuity with five years Period Certain.
If your Spouse continues the Contract after the Rider Effective Date, the terms of the deferral option will remain in force. If the Annuitant changes, the Deferred ACD will adjust to the new Annuitant’s 100th birthday.
If the Contingent Annuitant continues the Contract after the Rider Effective Date, the terms of the deferral option will remain in force. The deferred ACD will adjust to the new Annuitant’s 100th birthday.
On the Rider Effective Date, the following changes will be made to your contract:
The following is added to the section titled TRANSFERS BETWEEN ACCOUNTS, in the subsection titled Transfers Between Accounts.
On the Rider Effective Date a minimum of 80% of Contract Value must be allocated to Your Sub-Accounts. This limit is calculated as of the Valuation Day immediately prior to the Rider Effective Date. To the extent that you must reallocate a portion of your Contract Value to satisfy this requirement, that reallocation must be done through a Dollar Cost Averaging program with a duration of six months or less starting on the Rider Effective Date. This Dollar Cost Averaging Program will have no restriction on or after the Rider Effective Date on the maximum amount transferable from the Fixed Account during any Contract Year. In addition, after the Rider Effective Date all transfers from the Fixed Account may be done through Dollar Cost Averaging or other programs we specify. None of those programs will have restrictions on the maximum amount transferrable.

On or after the Rider Effective Date we will not accept a 1035 exchange, direct transfer, or direct rollover into your contract, unless the request to transfer money was received prior to the election period.
The first sentence of the third paragraph has been removed under Calculation of the Death Benefit under DEATH BENEFITS.
The following replaces the section titled Death Benefit Before the Annuity Commencement Date under DEATH BENEFITS.
The Death Benefit will be the Contract Value on the date Due Proof of Death is received at the Administrative Offices of the Company.
The following is added to the section titled SETTLEMENT PROVISIONS in subsection titled Annuity Commencement Date.
Upon election of the Annuity Commencement Date Deferral Option, your Annuity Commencement Date will be changed to the Annuitant’s 100th birthday.
There may be restrictions on your ability to participate in this voluntary option. Signed for Hartford Life Insurance Company

Brion Johnson, President    Lisa Levin, Corporate Secretary